                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)

                        Under the Securities Act of 1934


                      Trump Hotels & Casino Resorts, Inc.
                 ---------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)



                                   898168109
                 ---------------------------------------------
                                 (CUSIP Number)



                               December 31, 1998
                 ---------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [X]  Rule 13d-1(b)

               [ ]  Rule 13d-1(c)

               [ ]  Rule 13d-1(d)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 2 of 10 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
 1    Name of Reporting Person      Steven A. Van Dyke

      I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                10,000
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        1,311,500
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        10,000
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        1,311,500
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,321,500
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.95%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IN, HC
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 3 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Douglas P. Teitelbaum

      I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                0
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        1,311,500
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        0
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        1,311,500
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,311,500
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.91%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IN, HC
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 4 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Tower Investment Group, Inc.

      I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      Florida
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                1,311,500
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        0
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        1,311,500
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,311,500
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.91%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      HC
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 5 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Bay Harbour Management, L.C.

      I.R.S. Identification No. of Above Person   59-3418243
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      Florida
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                1,311,500
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        0
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        1,311,500
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,311,500
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.91%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IA
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 6 of 10 Pages
----------------------                                     ---------------------



          This Amendment No. 1 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on February 9, 1998 (the "Schedule 13G"), by Bay Harbour Management, L.C., Tower Investment Group, Inc., as the majority stockholder of Bay Harbour, and Steven A. Van Dyke, in his capacity as the sole stockholder and President of Tower. Since the filing of the Schedule 13G, Douglas P. Teitelbaum has become a stockholder of
Tower.   Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.


Item 1(b) Address of Issuer's Principal Executive Offices:


Item 1(b) is hereby amended in its entirety to read as follows:

          2500 Boardwalk
          Atlantic City, New Jersey 08401

Item 2(a) Name of Person(s) Filing:


Item 2(a) is hereby amended in its entirety to read as follows:


          Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and president of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.


Item 2(b) Address of Principal Business Office:


Item 2(b) is hereby amended in its entirety to read as follows:


          The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.


Item 2(c) Citizenship:


Item 2(c) is hereby amended in its entirety to read as follows:

          Bay Harbour - Florida
          Tower - Florida
          Mr. Van Dyke - United States
          Mr. Teitelbaum - United States

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 7 of 10 Pages
----------------------                                     ---------------------



Item 2(d) Title of Class of Securities:


Item 2(d) is hereby amended in its entirety to read as follows:


          Common Stock, par value $.01 per share, of Trump Hotel & Casino Resorts, Inc. ("Trump Common Stock").


Item 3    The person(s) filing is (are):



Item 3    is hereby amended in its entirety to read as follows:



          Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


          Tower is a parent holding company of Bay Harbour.

          Mr. Van Dyke is a "parent holding company" of Bay Harbour.

          Mr. Teitelbaum is a "parent holding company" of Bay Harbour.



Item 4(a) Amount Beneficially Owned:



Item 4(a) is hereby amended in its entirety to read as follows:



          As of December 31, 1998, Bay Harbour may be deemed to be the beneficial owner of 1,311,500 shares of Trump Common Stock as a result of voting and dispositive power that it held with respect to the 1,311,500 shares of Trump Common Stock held for the account of five private investment funds and six managed accounts.



          As of December 31, 1998, Tower may be deemed to be the beneficial owner of the 1,311,500 shares of Trump Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.



          As of December 31, 1998, Mr. Van Dyke may be deemed beneficial owner of 1,321,500 shares of Trump Common Stock, consisting of (i) 1,311,500 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 10,000 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.



          As of December 31, 1998, Mr. Teitelbaum may be deemed the beneficial owner of 1,311,500 shares of Trump Common Stock, deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 8 of 10 Pages
----------------------                                     ---------------------


Item 4(b) Percent of Class:

Item 4(b) is hereby amended in its entirety to read as follows:

          5.95% (5.91% beneficially owned by Tower, Bay Harbour and Mr. Teitelbaum)



Item 4(c) Number of shares as to which reporting persons have:



Item 4(c) is hereby amended in its entirety to read as follows:



          Number of shares as to which Bay Harbour has:


          (i)    sole power to vote or direct the vote:  1,311,500
          (ii)   shared power to vote or to direct the vote: 0
          (iii)  the sole power to dispose of or to direct the disposition of:
                 1,311,500
          (iv)   shared power to dispose of or to direct the disposition of: 0



          Bay Harbour does not currently possess any rights to acquire additional shares of Trump Common Stock.



          Number of shares as to which Tower has:



          (i)    sole power to vote or direct the vote: 1,311,500
          (ii)   shared power to vote or to direct the vote: 0
          (iii)  the sole power to dispose of or to direct the disposition of:
                 1,311,500
          (iv)   shared power to dispose of or to direct the disposition of: 0



          Tower does not currently possess any rights to acquire additional shares of Trump Common Stock.


          Number of shares as to which Mr. Van Dyke has:


          (i)    sole power to vote or direct the vote: 10,000
          (ii)   shared power to vote or to direct the vote: 1,311,500
          (iii)  the sole power to dispose of or to direct the disposition of:
                 10,000
          (iv)   shared power to dispose of or to direct the disposition of:
                 1,311,500


          Mr. Van Dyke does not currently possess any rights to acquire additional shares of Trump Common Stock.


          Number of shares as to which Mr. Teitelbaum has:



          (i)    sole power to vote or direct the vote: 0
          (ii)   shared power to vote or to direct the vote: 1,311,500
          (iii)  the sole power to dispose of or to direct the disposition of: 0

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                   Page 9 of 10 Pages
----------------------                                     ---------------------



          (iv)  shared power to dispose of or to direct the disposition of:
                1,311,500



          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Trump Common Stock.



Item 10.  Certification.


Item 10 is hereby amended in its entirety to read as follows:


          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------                                     ---------------------
 CUSIP No. 898168109                   13G                  Page 10 of 10 Pages
----------------------                                     ---------------------




                                   SIGNATURE



     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1999             BAY HARBOUR MANAGEMENT, L.C.



                                    By: /s/ Steven A. Van Dyke
                                        __________________________
                                        Name:  Steven A. Van Dyke
                                        Title: President



Date: February 11, 1999             TOWER INVESTMENT GROUP, INC.



                                    By: /s/ Steven A. Van Dyke
                                        ___________________________
                                        Name:  Steven A. Van Dyke
                                        Title: President


                                        /s/ Steven A. Van Dyke
Date: February 11, 1999             _______________________________
                                        Steven A. Van Dyke


                                        /s/ Douglas P. Teitelbaum
Date: February 11, 1999             _______________________________
                                        Douglas P. Teitelbaum

                                 Exhibit Index



The Exhibit Index is hereby amended in its entirety as follows:


Exhibit I Joint Filing Agreement, February 11, 1999, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke and Douglas P. Teitelbaum.